Exhibit 1
Summary of Terms
Corporate Line of Credit dated March 30, 2009

1.	Lender:	Sparkasse KölnBonn, Hahnenstraße 57, D-50667 Köln, Germany

2.	Borrower:	DYVA Holding Ltd, Enetriederstraße 22, CH-6060 Sarnen, Switzerland

3.	Loan Amount:	Up to €6,000,000

4.	Purpose:	For general corporate purposes, including asset acquisition and advances to the borrower’s current account.

5.	Disbursements:	In tranches of at least €250,000 until the full loan amount has been disbursed

6.	Repayment:	Each tranche is due and payable 180 days from the date of disbursement

7.	Interest:
•   10.25% per annum, subject to adjustment from time to time by the lender to reflect changes in economic conditions. The borrower has six weeks to accept the adjusted interest rate. If the borrower does not accept, the lender may deliver a notice to terminate the loan or to propose other modifications to the agreement.

• 19%per annum for amounts drawn above the loan amount.

8.	Collateral:	• Letter of guarantee issued by Jörg Richard Lemberg in the amount of €6,000,000

•    Pledge of assets held in a custody account opened with the lender, including 10,832,876 shares of NuRx Pharmaceuticals, Inc. common stock owned by the borrower, in accordance with the terms of a pledge declaration attached to the credit agreement

• Assignment of proceeds from any sale of custody account assets

9.	Other Provisions:	• Origination fee of €45,000

• To the extent the loan amount is not fully disbursed

• Rights and obligations under the agreement are not assignable

• The agreement may be terminated by either party without advance notice

• Governing law is German; legal venue is in Köln, Germany